	Exhibit 12.1

COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges

	Three Months Ended
($ in thousands)	March 31,
	2012	2011
Earnings:
Pre-tax loss before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(6,578)	$(11,427)
Amortization of interest capitalized	497	497
Interest capitalized	(185)	(52)
Distributed income of equity investees	286	1,077
Distributions to Series B preferred unitholders	—	(906)
Fixed Charges	24,671	23,354
Total Earnings	$18,691	$12,543

Fixed Charges:
Interest expense	23,053	21,239
Interest capitalized	185	52
Debt costs amortization	1,433	1,157
Distributions to Series B preferred unitholders	—	906
Total Fixed Charges	$24,671	$23,354

Ratio of Earning to Fixed Charges	(a)	(a)

a)
For the three months ended March 31, 2012 and 2011, the aggregate amount of fixed charges exceeded our earnings by approximately $6.0 million and $10.8 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily a result of non-cash depreciation and amortization expense.